Exhibit 3.180
ARTICLES OF ORGANIZATION
OF
VOCA OF INDIANA, LLC
     The undersigned person, acting as an organizer of the limited liability company hereinafter named, sets forth the following statements.
          FIRST: The name of the limited liability company (the “Company”) is VOCA of Indiana LLC.
          SECOND: The street address of the Company’s registered office in the State of Indiana and the name of the Company’s agent at that address is Corporation Service Company, 251 East Ohio Street, Suite 500, Indianapolis, Indiana 46204.
          THIRD: The duration of the company is perpetual until dissolution in accordance with the provisions of the Indiana Business Flexibility Act.
          FOURTH: The management of the business and affairs of the company is vested in a manager(s).

Executed on _____ December, 1998	/s/ Anne M. Sturtz
Anne M. Sturtz, Secretary